Filed by Cleveland-Cliffs Inc

Commission File No. 1-8944

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Alpha Natural Resources, Inc.

Commission File No. 1-32423

Joseph A. Carrabba President, Chairman and Chief Executive Officer
July 16, 2008	216.694.5540 DIRECT 216.214.6842 FAX jacarrabba@cleveland-cliffs.com

Fellow Cliffs Employee:

As Cleveland-Cliffs continues to execute its dynamic global expansion and diversification strategy, I’m happy to announce that today we have entered into a definitive merger agreement in which we will acquire Alpha Natural Resources, one of the largest suppliers and exporters of metallurgical coal in North America, and a leading supplier of thermal coal. In addition, as this strategic combination will create one of the leading diversified miners in the world and one of the largest mining companies in North America, we will be doing business under a new name, Cliffs Natural Resources. Our Global Headquarters will remain in Cleveland, OH.

This is truly an exciting transaction, and I hope you share my enthusiasm. It brings together two companies with world-class employees and a shared cultural commitment to integrity, safety and the environment. Our combined size and scale will enable us to efficiently offer a broad portfolio of various iron ore and coal types to meet the growing needs of our customers.

I want to emphasize that this transaction is about growth, and we do not expect significant workforce reductions. In fact, over the long-term, we believe our combination will result in greater opportunities for employees of both companies as we move forward and grow together. We anticipate that the transaction will close by the end of 2008, and until then, we will remain as separate companies, continuing all Cleveland-Cliffs’ normal operational procedures.

I am sure that you have many questions about the upcoming months. A copy of today’s official press release and an Employee Q&A is attached along with this letter, and we will make every effort to keep you up-to-date on important developments and progress throughout this process. In the interim, if you have any questions, please contact your immediate supervisor. Further information and feedback opportunities will also be available at OneCliffs.com

Thank you for your continued commitment to Cleveland-Cliffs. Although dramatic changes lie before us, our over 160-year legacy of integrity, partnership and innovation will remain at our core. I am confident that, together with Alpha Natural Resources, we will be able to achieve new heights to the benefit of all our stakeholders, including Cleveland-Cliffs’ employees.

Sincerely,

Joe Carrabba

President, Chairman and CEO

Cleveland-Cliffs Inc

“Safe Harbor” Statement under the Private Securities Litigation Reform Act of 1995

A number of the matters discussed in this document that are not historical or current facts deal with potential future circumstances and developments, in particular, information regarding expected synergies resulting from the merger of Cleveland-Cliffs and Alpha, combined operating and financial data, the combined company’s plans, objectives, expectations and intentions and whether and when the transactions contemplated by the merger agreement will be consummated. The discussion of such matters is qualified by the inherent risks and uncertainties surrounding future expectations generally, and also may materially differ from actual future experience involving any one or more of such matters. Such risks and uncertainties include: the risk that the businesses will not be integrated successfully; the risk that the cost savings and any other synergies from the transaction may not be fully realized or may take longer to realize than expected; changes in demand for iron ore pellets by North American integrated steel producers, or changes in Asian iron ore demand due to changes in steel utilization rates, operational factors, electric furnace production or imports into the United States and Canada of semi-finished steel or pig iron; the impact of consolidation and rationalization in the steel industry; timing of changes in customer coal inventories; changes in, renewal of and acquiring new long-term coal supply arrangements; inherent risks of coal mining beyond the combined company’s control; environmental laws, including those directly affecting coal mining production, and those affecting customers’ coal usage; competition in coal markets; railroad, barge, truck and other transportation performance and costs; the geological characteristics of Central and Northern Appalachian coal reserves; availability of mining and processing equipment and parts; the combined company’s assumptions concerning economically recoverable coal reserve estimates; disruption from the transaction making it more difficult to maintain relationships with customers, employees or suppliers; the failure to obtain governmental approvals of the transaction on the proposed terms and schedule, and any conditions imposed on the combined company in connection with consummation of the merger; the failure to obtain approval of the merger by the stockholders of Cleveland-Cliffs and Alpha and the failure to satisfy various other conditions to the closing of the merger contemplated by the merger agreement; and the risks that are described from time to time in Cleveland-Cliffs’ and Alpha’s respective reports filed with the SEC, including each of Cleveland-Cliffs’ and Alpha’s annual report on Form 10-K for the year ended December 31, 2007 and quarterly report on Form 10-Q for the quarter ended March 31, 2008, as such reports may have been amended. This document speaks only as of its date, and Cleveland-Cliffs and Alpha each disclaims any duty to update the information herein.

Additional Information and Where to Find It

In connection with the proposed transaction, a registration statement on Form S-4 will be filed with the SEC. CLEVELAND-CLIFFS AND ALPHA SHAREHOLDERS ARE ENCOURAGED TO READ THE REGISTRATION STATEMENT AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC, INCLUDING THE JOINT PROXY STATEMENT/PROSPECTUS THAT WILL BE PART OF THE REGISTRATION STATEMENT, WHEN THEY BECOME AVAILABLE, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED MERGER. The final joint proxy statement/prospectus will be mailed to shareholders of Cleveland-Cliffs and shareholders of Alpha. Investors and security holders will be able to obtain the documents free of charge at the SEC’s web site, www.sec.gov, from Cleveland-Cliffs Inc, Investor Relations, 1100 Superior Avenue, Cleveland, Ohio 44114-2544, or call (216) 694-5700, or from Alpha Natural Resources, Inc., One Alpha Place, P.O. Box 2345, Abingdon, Virginia 24212, attention: Investor Relations, or call (276) 619-4410.

Participants In Solicitation

Cleveland-Cliffs and Alpha and their respective directors and executive officers and other members of management and employees may be deemed to be participants in the solicitation of proxies in respect of the proposed merger. Information concerning Cleveland-Cliffs’ participants is set forth in the proxy statement dated March 26, 2008, for Cleveland-Cliffs’ 2008 annual meeting of shareholders as filed with the SEC on Schedule 14A. Information concerning Alpha’ participants is set forth in the proxy statement, dated April 2, 2008, for Alpha’s 2008 annual meeting of stockholders as filed with the SEC on Schedule 14A. Additional information regarding the interests of participants of Cleveland-Cliffs and Alpha in the solicitation of proxies in respect of the proposed merger will be included in the registration statement and joint proxy statement/prospectus and other relevant materials to be filed with the SEC when they become available.